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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                Interiors, Inc.
________________________________________________________________________________
                               (Name of Issuer)


               Class A Common Stock, $0.001 Par Value Per Share
________________________________________________________________________________
                        (Title of Class of Securities)


                                   032065164
        _______________________________________________________________
                                (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
        10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                (310) 282-2350
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 22, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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CUSIP NO. 90210R305


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
          Jerry Wayne Howard and Deborah Nelson Howard

      I.R.S. IDENTIFICATION NOS OF ABOVE PERSON

          Not Applicable
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
          SC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States Of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             5,651,694
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
       0                       5,651,694
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          5,651,694*

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


____________________
      * Consists of 1,375,321 shares beneficially owned by Mr. Howard and 4,276,373 shares beneficially owned by the Howard Family Trust dated March 21, 2000.

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          9.6/x/
          ----------------------
          /x/ See Item 5 below.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
          IN
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ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Class A Common Stock, $.001 par value per share (the "Common Stock") of Interiors, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 320 Washington Street, Mount Vernon, New York.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) - (c)      This statement is filed by Jerry Wayne Howard and Deborah
Nelson Howard, husband and wife (the "Reporting Persons"). The residence address of the Reporting Persons is 417 Acacia, Corona del Mar, California 92626. The principal occupation of Mr. Howard is the President of Concepts 4, Inc. Concepts 4, Inc. is engaged in the business of providing interior design and architectural design services and the distribution of products to the hospitality industry. The address of Concepts 4, Inc. is 3229 E. Spring Street, Suite 200, Long Beach, California 90806. Mrs. Howard is not currently employed.

     (d) - (e)      During the past five years, neither Reporting Person has (i)
been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Persons are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 27, 1999, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with Mr. Howard, Dennis Darlington and the Mamer Family Trust (collectively the "Former Shareholders"). Pursuant to the Purchase Agreement, on December 15, 1999, the Company purchased all of the shares of Concepts 4, Inc. from the Former Shareholders. The Purchase Agreement was amended by a First Amendment dated as of December 15, 1999 and a Second Amendment dated as of October 12, 2000. The purchase price (the "Purchase Price") consisted of: (a) a cash payment of $2,000,000 paid at the Closing; (b) a cash payment of $2,600,000 which has been paid; (c) a cash payment of $1,000,000 which has been paid; (d) a cash payment of $1,387,526 which has been paid; (e) a cash payment of $1,000,000, which has been paid; (f) a cash payment of $770,000 to be paid on December 15, 2000 which has not yet been paid; (g) a cash payment of $1,218,000 to be paid on December 15, 2001; (h) a cash payment of $1,218,000 to be paid on December 15, 2002 and (i) a cash payment of $1,007,289 to be paid on March 10, 2003. In addition, certain payments are to be made in cash and by delivery of the Company's Promissory Notes in the event that the earnings before interest and taxes for Concept 4, Inc. for certain periods have been achieved. In order to secure payment to

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the Former Shareholders of the amounts due as aforesaid, the Company, the Former
Shareholders and US Bank Trust National Association (the "Escrow Agent") entered into an Escrow Agreement dated as of April 7, 2000 (the "Escrow Agreement") pursuant to which the Company delivered to the Escrow Agent shares of Common Stock to be held in an account (the "Escrow Account"). The amount of the shares to be deposited is subject to adjustment based upon changes in the fair market value of Common Stock held in the Escrow Account. As of the date of this Schedule, the Company had deposited an aggregate of 10,299,000 shares of which 5,651,695 shares (the "Shares") are allocable to the Reporting Persons.

ITEM 4.   PURPOSE OF TRANSACTION.

     The beneficial ownership of the Shares was acquired by the Reporting Persons pursuant to the Escrow Agreement in order to secure payment of the deferred portion of the Purchase Price. Subsequent to the deposit of the Shares with the Escrow Agent, the Reporting Persons have reviewed the current situation involving the Company, including its operations and management and the position of the Broderick Committee as reflected in the Proxy Statement filed by such Committee. However, for so long as the Company is not in default on any payment due under the Purchase Agreement, as amended, the Reporting Persons are obligated to vote the Shares in support of the election of the nominees to the Company's Board of Directors who have been nominated by the current Board of Directors. Further, as long as the Company is not in default on its obligation to make the remaining payments under the Purchase Agreement, as amended, the Reporting Persons are restricted from, among other things, participating in any solicitation of proxies in any "election contest", joining in any group with respect to certain matters or otherwise seeking to control the management or policies of the Company.

     Except as set forth in the previous paragraphs, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company, involving the Issuer or any of its subsidiaries; (g) a sale or transfer of a material amount of assets of the Company's business or corporate structure; (h) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (i) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (j) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (k) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Persons.

                                                              Percentage of
                                                              -------------
                                         Number of Shares       Total /(1)/
                                         ----------------       -----

                                             5,651,694             9.60

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     ________________________

     /(1)/     The percentage is based on 56,384,834 shares of the Class A
Common Stock of the Company outstanding as of November 13, 2000 as reflected in the Company's Form 10-Q for the quarter ended September 30, 2000 plus an additional 2,454,123 shares deposited into Escrow on November 14, 2000. However, the 5,651,694 shares beneficially owned by the Reporting Persons represent 7.94% of the voting power of the Company's securities.

     (b) The total number of the Shares beneficially owned by the Reporting Persons is 5,651,694, Mr. Howard is the beneficial owner of 1,375,321 Shares (subject to the community property rights of Mrs. Howard) and the Howard Family Trust dated March 21, 2000 (the "Trust") is the beneficial owner of 4,276,373 Shares. Jerry Howard and Deborah Howard are each the Trustors of the Trust, the sole Trustees of the Trust and the lifetime beneficiaries of the Trust. The Reporting Persons hold the sole power to vote or direct the vote of the Shares. The Escrow Agreement provides for certain rights of the Company to redeem the Shares upon payment of amounts as set forth therein. In the event that the Company does not exercise its right to redeem and the Company does not pay certain specified amounts of the deferred Purchase Price, the Former Shareholders have the option to take delivery of a certain amount of the Shares on March 10, 2001. The remaining Shares continue to be held in the Escrow until the earlier of (i) the exercise by the Former Shareholders of their option to receive the Common Stock if their Promissory Notes are not paid when due; (ii) the date on which the Company has paid the Former Shareholders all amounts payable under the Purchase Agreement, as amended; or (iii) or March 10, 2005.

     (c) Other than the deposit of additional shares into the Escrow Account by the Company to cover additional amounts under the Purchase Agreement, the Reporting Person has not affected any transaction in Common Stock in the past 60 days.

     (d)       Not applicable.

     (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The status of the Shares in the Escrow Account is governed by the terms of the Escrow Agreement and the Purchase Agreement, as amended. Copies of such Agreements are attached as Exhibits.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     See the Exhibit Index attached to this Schedule 13D.

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                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certified the information set forth in this Statement is true, complete and correct.



                                        Date:  December 7, 2000

                                        /s/ Jerry Wayne Howard
                                        ----------------------------------
                                        Jerry Wayne Howard

                                        /s/ Deborah Nelson Howard
                                        ----------------------------------
                                        Deborah Nelson Howard

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                                 EXHIBIT INDEX


EXHIBIT        DESCRIPTION
-------        -----------

 99.1 Stock Purchase Agreement dated as of October 26, 1999 among the Company and the Former Shareholders, with the First Amendment dated as of December 15, 1999 and
               Second Amendment dated as of October 12, 2000

 99.2 Escrow Agreement dated as of April 7, 2000 among the Company, the Former Shareholders and the Escrow Agent

                                  Page 7 of 7